UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40581

FREYR Battery

(Exact name of registrant as specified in its charter)

22-24, Boulevard Royal, L-2449 Luxembourg
Grand Duchy of Luxembourg

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, without nominal value
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0* (Ordinary Shares); 0* (Warrants)

*  On December 31, 2023, FREYR Battery, a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg (“FREYR”), completed its previously announced process to redomicile from Luxembourg to the United States pursuant to the Agreement and Plan of Merger, dated as of October 13, 2023 (the “Merger Agreement”) and the Common Draft Terms of Cross-Border Merger (projet commun de fusion transfrontalière) (the “Common Draft Terms of Cross-Border Merger”), by and between FREYR and FREYR Battery, Inc., a Delaware corporation (the “Company”). The Merger Agreement and Common Draft Terms of Cross-Border Merger provided for the merger (the “Merger”) of FREYR with and into the Company, with the Company surviving the Merger.

As a result of the Merger, the Company became the successor issuer to FREYR. The Merger was approved by the requisite majority of the shareholders of FREYR at its Extraordinary General Meeting of Shareholders held on December 15, 2023. In connection with the completion of the Merger, (i) each of the issued and outstanding FREYR ordinary shares (the “Ordinary Shares”) immediately prior to the effective time of the Merger (the “Effective Time”), will automatically be cancelled and the Company will issue as consideration therefor new duly authorized, validly issued, fully paid and non-assessable common stock of the Company (the “Common Stock”) to the shareholders of FREYR on a one-to-one basis, in each case without interest and net of any applicable withholding taxes, (ii) each public and private warrant of FREYR issued and outstanding exercisable for one (1) FREYR Ordinary Share will become exercisable for one (1) Common Stock of the Company and the Company will assume FREYR’s rights and obligations thereto, in accordance with the terms of the second amendment to the warrant agreement dated December 31, 2023 among the Company, FREYR, Alussa Energy Acquisition Corp. (“Alussa”) and Continental Stock Transfer & Trust Company (“CST”) (“Amendment No. 2 to the Warrant Agreement”), which constitutes an amendment to that certain warrant agreement, dated as of November 25, 2019, by and between Alussa and CST, as amended by amendment no. 1 to such warrant agreement, dated as of July 7, 2021, by and among FREYR, Alussa and CST, (iii) each warrant of FREYR held by EDGE Global LLC issued and outstanding will become exercisable for one (1) Common Stock of the Company on the same terms as those that governed these warrants immediately prior to the Merger and (iv) all Ordinary Shares issued and outstanding that are held in treasury by FREYR immediately prior to the Effective Time will be cancelled by virtue of and simultaneously with the Merger and said treasury shares will cease to exist.

Pursuant to the requirements of the Securities Exchange Act of 1934, FREYR Battery has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 12, 2024	By:	/s/ Are L. Brautaset
	Name:	Are L. Brautaset
	Title:	Chief Legal Officer